EXHIBIT 99.1
EXECUTIVE COMPENSATION AND SECURITY OWNERSHIP
INFORMATION
Compensation
     The following Summary Compensation Table sets forth certain information as to cash and noncash compensation earned and either paid to, or accrued for the benefit of, the Chief Executive Officer and four other named executive officers of Duquesne Light Company (Duquesne Light) for service during the years indicated.
SUMMARY COMPENSATION TABLE

					Long Term Compensation
Annual Compensation					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other	Other	Securities
				Annual	Restricted	Underlying		All Other
				Compen-	Stock	Performance	LTIP	Compen-
Name and		Salary	Bonus	sation	Award(s)	Options/SARs	Payouts	sation
Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	(#)	($)	($)(4)

M. K. O’Brien	2005	494,000	417,690	—	—	—	—	10,777
President & Chief	2004	462,500	468,000	—	—	—	—	10,347
Executive Officer	2003	450,000	438,750	—	1,298,409	—	—	10,047

J. G. Belechak	2005	282,948	173,870	3,071	—		—	13,744
Sr. VP & Chief	2004	260,908	164,028	2,965	—	—	—	14,311
Operations Officer	2003	227,500	151,200	3,864	412,050	—	—	6,039

M. L. Hogel	2005	278,004	171,476	3,096	—	—	—	13,569
Sr. VP & Chief Legal	2004	254,849	160,258	2,989	—	—	—	12,025
and Admin. Officer	2003	222,125	147,660	3,895	386,925	—	—	9,418

S. R. Schott	2005	242,260	145,356	3,071	—	—	—	13,152
Sr. VP & Chief	2004	219,942	145,356	2,965	—	—	—	11,843
Financial Officer	2003	184,167	122,400	3,703	336,675	—	—	5,433

W.F. Fields	2005	185,348	84,431	3,071	—	—	—	10,728
VP & Treasurer	2004	178,567	81,972	2,965	—	—	—	11,905
	2003	176,000	79,200	3,544	145,725	—	—	5,786

(1)	Bonus compensation is determined annually based upon the prior year’s performance and either paid or deferred (via an eligible participant’s prior election) in the following year. The amounts shown for each year are the awards earned in those years but established and paid or deferred in the subsequent years.

(2)	Includes amounts reimbursed for the payment of taxes related to the provision of investment counseling services. Also includes perquisites or personal benefits if, in the aggregate, they exceed the lesser of $50,000 or 10% of the named executive officer’s salary and bonus for the covered year.

(3)	The restricted stock amounts shown in the table represent the market value of restricted stock awards made November 10, 2003, based on the closing stock price of $16.75 on that date. Two-thirds of these awards vested in equal increments on December 31, 2004 and 2005. The remaining restricted stock will vest on December 31, 2006. As of December 30, 2005 (the final business day of 2005), and based on the then-closing stock price of $16.32, the number and value of the officers’ aggregate restricted stock holdings was: Mr. O’Brien 25,839 shares ($421,692); Mr. Belechak 8,200 shares ($133,824); Ms. Hogel 7,700 shares ($125,664); Mr. Schott 6,700 shares ($109,344); and Mr. Fields 2,900 shares ($47,328). Dividends accumulate on the restricted shares at the same rate as paid to all stockholders; accumulated dividends are paid upon the vesting of the shares.

(4)	The information for 2005 includes (i) accrued, unused vacation sold to Duquesne Light Holding of $8,990 for Mr. O’Brien; $5,429 for Mr. Belechak; $5,304 for Ms. Hogel; $4,965 for Mr. Schott; and $3,552 for Mr. Fields; (ii) term life insurance premiums of $1,787 for Mr. O’Brien; $1,017 for Mr. Belechak; $993 for Ms. Hogel; $889 for Mr. Schott; and $683 for Mr. Fields; and (iii) 401(k) Retirement Savings Plan for Management Employees matching contributions of $7,298 for Mr. Belechak; $7,272 for Ms. Hogel; $7,298 Mr. Schott; and $6,493 for Mr. Fields.
AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUES

(a)	(b)	(c)	(d)	(e)
	Number of		Number of Securities	Value of Unexercised
	Securities		Underlying Unexercised	In-the-Money
	Underlying	Value	Options/SARs at Fiscal Year-End	Options/SARs at Year-End
	Options/SARs	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	Exercised (#)	($)(1)	(#)(2)	($)

M. K. O’Brien	29,032	$114,453	173,680/0	$40,605/0
J. G. Belechak	—	—	22,500/0	$15,900/0
M. L. Hogel	—	—	22,500/0	$15,900/0
S. R. Schott	5,725	$23,071	8,275/0	$2,352/0
W.F. Fields	—	—	53,079/0	$15,900/0

(1)	Represents the difference between the option/SAR exercise price and the fair market value of the common stock on the NYSE on the date of exercise.

(2)	The numbers set forth include options/SARs previously granted but not yet earned. The number to be earned will be based on individual and corporate performance and may be earned over future periods from one to three years as established with each option grant.
Retirement Plan
     We maintain tax-qualified and non-qualified defined benefit pension plans and arrangements that cover the named executive officers, among others. The following table illustrates the estimated annual straight-life annuity benefits payable at the normal retirement age of 65 to management employees in the specified earnings classifications and years of service shown:

PENSION PLAN TABLE

Highest
Consecutive
Five-Year
Average	Years of Service
Compensation	5	10	15	20	25	30	35

$100,000	$8,000	$15,000	$22,000	$29,000	$37,000	$43,000	$48,000
$200,000	$17,000	$33,000	$49,000	$65,000	$82,000	$94,000	$104,000
$300,000	$26,000	$51,000	$76,000	$101,000	$127,000	$146,000	$161,000
$400,000	$35,000	$69,000	$103,000	$137,000	$172,000	$197,000	$217,000
$500,000	$44,000	$87,000	$130,000	$173,000	$217,000	$249,000	$274,000
$600,000	$53,000	$105,000	$157,000	$209,000	$262,000	$301,000	$331,000
$700,000	$62,000	$123,000	$184,000	$245,000	$307,000	$352,000	$387,000
$800,000	$71,000	$141,000	$211,000	$281,000	$352,000	$404,000	$444,000
     Compensation used for pension formula purposes includes salary and bonus reported in columns (c) and (d) of the Summary Compensation Table and stock option compensation prior to March 1, 1994. An employee who has at least five years of service has a vested interest in the retirement plan. Benefits are received by an employee upon retirement, which may be as early as age 55. Benefits are reduced by reason of retirement if commenced prior to age 60 or upon election of certain options under which benefits are payable to survivors upon the death of the employee. Pension amounts set forth in the above table reflect the integration with social security of the tax-qualified retirement plans. Retirement benefits are also subject to offset by other retirement plans under certain conditions.
     The current covered compensation and current years of credited service for the named executive officers are as follows: Mr. O’Brien ($716,168 and 20.75); Mr. Belechak ($323,220 and 23.917); Ms. Hogel ($324,629 and 19.834); Mr. Schott ($277,700 and 14.5); and Mr. Fields ($240,219 and 30.5).
Employment Agreements
     Non-Competition and Confidentiality Agreements. We have stand-alone non-competition and confidentiality agreements with Messrs. O’Brien, Belechak, Schott, Fields and Ms. Hogel. These agreements provide for non-disclosure of confidential information, non-competition in a specified geographic area, non-solicitation of customers and suppliers, among other provisions, for specified periods of time following termination of employment.
     Employment Agreement. Mr. O’Brien has a three-year employment agreement, subject to automatic one-year extensions as of each anniversary of the effective date unless prior written notice of termination is given by Mr. O’Brien or the company. The agreement provides, among other things, that Mr. O’Brien will serve as President and Chief Executive Officer of Duquesne Light Holdings at an annual base salary of at least $450,000, subject to periodic review, and provides for his participation in executive compensation and other employee benefit plans. If Mr. O’Brien is discharged other than for cause (as defined) or resigns for good reason (as defined), then, in addition to any amounts earned but not paid as of the date of termination, he will receive the balance of his base salary and bonus for the remaining term of the agreement, payable as specified in the agreement. Upon any such termination, Mr. O’Brien will also receive a lump sum payment equal to the actuarial equivalent of the additional pension he would have accrued had his service for pension purposes continued until the expiration of the agreement and be entitled to immediate vesting (or, in the Board’s discretion, the redemption in cash) of all of his stock-based awards. The agreement also provides for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control (as defined), under certain circumstances, or for reduction of the payments to avoid excise taxes.
     Severance Agreements. We have entered into severance agreements with Messrs. O’Brien, Belechak, Schott and Ms. Hogel. These officers will receive certain payments if, in connection with a change in control (as defined) of the company, his or her employment is terminated other than for cause, death or disability (as defined). Certain other events that constitute constructive discharge may also trigger payment. Payments will only be triggered if such officer’s employment is terminated, or he or she is constructively discharged, during a coverage period (as defined) beginning when a change in control occurs and ending if a transaction is abandoned or, if not, 24 months after the closing of the transactions constituting a change of control. Each officer is entitled to receive a lump sum severance payment equal to three times the sum of the officer’s then current annual base pay and the highest target bonus opportunity available during the three years preceding termination, an amount intended to compensate the officer for the loss of long-term benefits, an amount equal to the present value of benefits that would have accrued under qualified and non-qualified defined benefit retirement plans had the officer continued to participate for 36 months following termination, and certain other payments and benefits, including continuation of employee benefits for 36 months following termination. The agreements also provide for reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to a change of control, under certain circumstances, or for reduction of the payments to avoid excise taxes. The severance agreements also contain non-competition, non-solicitation and confidentiality provisions. The termination payments and benefits under the severance agreements are in lieu of, and not in addition to, termination payments and benefits under the company’s other termination plans or agreements. Once the coverage period begins, the severance agreements supersede the non-competition agreements and Mr. O’Brien’s employment agreement described above.
Beneficial Ownership of Stock
     Holdings owns all of our outstanding voting stock.
     The following table shows all equity securities of Holdings beneficially owned, directly or indirectly, as of December 31, 2005, by each director and by each executive officer named in the Summary Compensation Table:

	Total Shares of		Shares of Common Stock/
	Common Stock (1)		Nature of Ownership (2)

Morgan K. O’Brien	252,880	(3)	53,361 VP, IP
			25,839 VP

Joseph G. Belechak	40,871	(3)	10,171 VP, IP
			8,200 VP

Maureen L. Hogel	40,146	(3)	9,946 SVP, SIP
			7,700 VP

Stevan R. Schott	23,863	(3)	8,888 VP
			6,700 VP

William F. Fields	59,625	(3)	3,646 VP, IP
			2,900 VP

Directors, Nominees and Executive Officers as a Group	425,585
(6 persons)
     None of the individuals named in the table above owned beneficially more than one percent of the outstanding shares of Holdings Common Stock. The directors and executive officers as a group beneficially owned less than one percent of the outstanding shares of Holdings Common Stock as of December 31, 2005.

(1)	The amounts shown include shares of Common Stock which the individuals have a right to acquire within 60 days of December 31, 2005 through the exercise of stock options granted under the Long-Term Incentive Plan in the following amounts: Mr. O’Brien: 173,680; Mr. Belechak: 22,500; Ms. Hogel: 22,500; Schott: 8,275; Mr. Fields: 53,079; and all directors and current executive officers as a group: 280,034.

(2)	The term “Joint” means owned jointly with the person’s spouse. The initials “VP” and “IP” mean sole voting power and sole investment power, respectively, and the initials “SVP” and “SIP” mean shared voting power and shared investment power, respectively.

(3)	Includes the unvested portions of restricted stock grants to management under the 2002 Long-Term Incentive Plan (the “Incentive Plan”), as described in more detail in the Summary Compensation Table.
     Messrs. Belechak, Fields, Schott, and Ms. Hogel also beneficially own 1,608; 1,735; 1,075; and 1,269 shares, respectively, of Duquesne Light Company Preference Stock, Plan Series A as of December 31, 2005. The Preference shares are held by the Employee Stock Ownership Plan trustee for Duquesne Light Company’s 401(k) Plan on behalf of the executive officers, who have voting but not investment power. The Preference shares are redeemable for Common Stock or cash on retirement, termination of employment, death, or disability. As of December 31, 2005, there were 374,579 Preference shares outstanding. Mr. O’Brien does not own any Preference shares.
     Our directors and executive officers do not own any Holdings Preferred Stock or Duquesne Light Preferred Stock.
Directors’ Fees and Plans
     All the Directors of Duquesne Light are employees of our parent, Holdings, and do not receive fees for their services as directors.
Section 16(a) Beneficial Ownership Reporting Compliance
     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Duquesne Light’s directors and executive officers, and any persons who beneficially own more than 10% of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Preferred Stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.
     To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2005, all such Section 16(a) filing requirements were met.
Compensation Committee Interlocks and Insider Participation
     We dissolved the Compensation Committee on January 1, 2002. Our President now performs that committee’s functions.
Corporate Governance
     As a wholly owned subsidiary of Holdings, Duquesne Light is exempt from Rule 10A-3 of the Securities Exchange Act of 1934, as amended, regarding independent audit committees. We list only preferred and debt securities on the NYSE, so we are also exempt from the NYSE listing standards (Section 303A) regarding a majority independent board and independent nominating and compensation committees. With no independent audit committee, we have determined it is unnecessary to have an “audit committee financial expert;” as a consolidated subsidiary of Holdings, all our financial, accounting and auditing issues are dealt with at the Holdings level. All employees (including our officers and directors) of Holdings’ consolidated subsidiaries are subject to the Duquesne Light Holdings Guidelines for Ethical Conduct (the long-standing code of ethics). You can access the Guidelines on the internet at www.duquesnelightholdings.com. As our sole common stockholder, Holdings is the only person with a vote on any matters submitted to a vote of the stockholders, including election of directors. Given our wholly owned status, we have no policy or procedure regarding stockholder nomination of candidates for the board. Any stockholders wishing to communicate with the board may send communications to our principal executive offices, addressed to Morgan K. O’Brien, President and CEO, c/o Corporate Secretary, Duquesne Light Company, 411 Seventh Avenue, Pittsburgh, PA 15219. All such communications will be available for review by Mr. O’Brien.